June 12, 2023
VIA EDGAR
Taylor Beech
Donald Field
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	CAVA Group, Inc.
Acceleration Request for CAVA Group, Inc.
Registration Statement on Form S-1
File No. 333-272068
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, Jefferies LLC and Citigroup Global Markets Inc., as representatives of the several underwriters, hereby join in the request of CAVA Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 14, 2023, or as soon as possible thereafter.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that, as of the date hereof, approximately 3,305 copies of the prospectus dated June 5, 2023 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others. We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
CITIGROUP GLOBAL MARKETS INC.

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ratnabali Majumdar
Name:	Ratnabali Majumdar
Title:	Vice President

JEFFERIES LLC

By:	/s/ Mike Bauer
Name:	Mike Bauer
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Matin
Name:	Waleed Matin
Title:	Managing Director
[Signature Page to Acceleration Request]